

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Via E-mail
Randy Waldrup
Executive Vice President and
Interim Chief Financial Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, OK 74074

> **Re:** **Southwest Bancorp, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 23, 2013**
> **File No. 001-34110**

Dear Mr. Waldrup:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant